UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Decision to summon Ordinary General Shareholders’ Meeting to be held on December 15th, 2026;

Buenos Aires, November 12, 2026

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

Decision to summon Ordinary General Shareholders’ Meeting to be held on December 15th, 2026

I am writing to you as Attorney in fact of Telecom Argentina S.A. to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon an Ordinary General Shareholders’ Meeting to be held on December 15th, 2026, at 11:00 a.m. on the first call, and at 12:00 p.m. on the second call, in order to consider the appointment of two (2) directors to serve from this Shareholders´ Meeting and until the end of the fiscal year 2026 and the performance of two resigning directors.

The Shareholders’ Meeting will be held by personal attendance.

We will submit in due time and manner the additional documentation required by Section 4, Chapter II, Title II of the ‘Comisión Nacional de Valores’ Rules (N.T. 2013).

Sincerely,

Andrea V. Cerdan

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 12, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations